UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2009
Commission File Number 1-6903

PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC.
AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE JANUARY 1, 2005
(Full Title of the Plan)
TRINITY INDUSTRIES, INC.
(Name of issuer of the securities held pursuant to the plan)

Delaware	75-0225040
(State of Incorporation)	(I.R.S. Employer Identification No.)

2525 Stemmons Freeway, Dallas, Texas	75207-2401
(Address of principal executive offices)	(Zip Code)
Issuer’s telephone number, including area code: (214) 631-4420

Financial Statements and
Supplemental Schedule

Profit Sharing Plan for Employees of Trinity
Industries, Inc. and Certain Affiliates as Restated
Effective January 1, 2005
As of December 31, 2009 and 2008 and for the Year
Ended December 31, 2009

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Financial Statements and Supplemental Schedule
As of December 31, 2009 and 2008,
and for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
Profit Sharing Plan Committee
Trinity Industries, Inc.
We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005 as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Dallas, Texas
June 21, 2010

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets
Plan’s interest in Trinity Industries, Inc. Plan Master Trust	$148,890,116	$126,714,069
Participant loans	8,895,041	9,220,999

Receivables:
Participant contributions	315,058	140,238
Company contributions	7,235,880	7,021,799

	7,550,938	7,162,037

Total assets	165,336,095	143,097,105

Liabilities
Excess participant contributions refundable	398,423	364,527

Net assets available for benefits	$164,937,672	$142,732,578

See accompanying notes.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions
Interest income on participant loans	$501,696

Contributions:
Participant	12,111,202
Company	7,236,658

Plan’s interest in Trinity Industries, Inc. Plan Master Trust investment gain	24,001,215

Total additions	43,850,771

Deductions
Benefits paid to participants	21,376,244
Administrative expenses	269,433

Total deductions	21,645,677

Net increase	22,205,094

Net assets available for benefits at beginning of year	142,732,578

Net assets available for benefits at end of year	$164,937,672

See accompanying notes.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
The following brief description of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005, as amended, (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), sponsored by Trinity Industries, Inc. (the Company).
Fidelity Management Trust Company (Trustee) is the Trustee of the Plan. The Company and the Trustee have entered into a Master Trust Agreement. Under the Master Trust Agreement, the Plan participates in the Trinity Industries, Inc. Plan Master Trust (the Trinity Master Trust) with the McConway & Torley Profit Sharing Plan, the Trinity Rail Group LLC Hourly Employees’ Retirement Savings 401(k) Plan, and the Trinity Rail Group LLC Certain Illinois Hourly Employees’ Retirement Savings Plan. The Company is the Plan Sponsor for each of the participating plans.
Participation
Each employee of the Company is eligible to contribute to the Plan on the first day of the month following 60 days of eligible employment, and must meet the following additional requirements:
(1)	Must be in a unit of employees who are designated as eligible to participate in the Plan; and

(2)	Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under the Plan were included in an agreement as a result of good faith bargaining.
Any non-union employee whose employment commences on or after January 1, 2007, and who does not make an election to either participate in the Plan or to not participate in the Plan, is automatically enrolled in the Plan on the first day of the month following 60 days of eligible employment.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Contributions
Each participant electing to contribute to the Plan agrees to contribute not less than 1% nor more than 14% of their eligible compensation, as defined in the Plan, in 1% increments as designated by the participant. Each automatically-enrolled participant contributes 3% of their eligible compensation. A salary reduction and contribution agreement may be entered into by each employee as the employee begins participation in the Plan, and may be amended at any time.
For each plan year, the Company may make two contributions consisting of a Company Matching Contribution and an Annual Retirement Contribution, as defined by the Plan. Company Matching Contributions may be made to participants eligible to receive the Company Matching Contribution if Company earnings are at least sufficient to pay dividends to stockholders, but in no event less than $0.33 1/3 per share of common stock. The Board of Directors (the Board) may, in its sole discretion, elect to waive the Company earnings requirement. If the Company Matching Contribution is made, then each participant who has completed one year of service shall receive an amount equal to a percentage of that portion of such participant’s contribution which does not exceed six percent of such participant’s total eligible compensation for the year, as defined, under the following schedule:

Years of Service as of the End	Percentage of Company
of the Plan Year	Matching Contribution
Less than 1 year	0%
1 but less than 2 years	25%
2 but less than 3 years	30%
3 but less than 4 years	35%
4 but less than 5 years	40%
5 or more years	50%

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
The Company may contribute an Annual Retirement Contribution of up to three percent of the participating employees’ 401(k) eligible compensation. Eligible participants (as defined by the Plan) who are employed on December 31 of the Plan Year, may receive an Annual Retirement Contribution within the Plan in an amount equal to a percentage of such participant’s compensation for such year based on such participant’s years of service as follows:

Years of Service as of the End	Percentage of Participant’s
of the Plan Year	Compensation
0	1.0%
1	1.2%
2	1.4%
3	1.6%
4	1.8%
5	2.0%
6	2.2%
7	2.4%
8	2.6%
9	2.8%
10 or more	3.0%
Company contributions are net of forfeitures, as defined. Company contributions for a given Plan year are deposited in the Trinity Master Trust no later than the date on which the Company files its federal income tax return for such year. For the 2009 Plan year, the Company Matching Contribution was $3,330,022 (net of $354,022 of forfeitures) and the Annual Retirement Contribution was $3,905,858 (net of $610,289 of forfeitures).

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1.	Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct daily the investment of participant and Company contributions among 25 registered investment funds and Company common stock.
Benefits
Distribution of a participant’s vested account balance is payable upon retirement at or after age 65, total disability, death, or termination of employment. Distribution is equal to the salary reduction contributions and related earnings, plus the vested portion of any Company contributions and related earnings.
Withdrawals of up to 100% of the participant’s contributions can be made only to meet “immediate and heavy financial needs” (medical care, college tuition, the purchase of a principal residence, to prevent the foreclosure on a principal residence, burial or funeral expenses for certain members of the participant’s family, or repair of damage to a principal residence that would qualify under section 165 of the Internal Revenue Code (the Code)), as long as the funds are not available for such needs from other sources. No hardship withdrawals can be made against the earnings on the participant contributions or against any Company contributions and related earnings. These restrictions are not applicable to Company Matching Contributions when the participant reaches age 59 1/2.
Upon request, distributions shall be made no earlier than the month that follows the last day of the month in which entitlement occurs. Distributions from the Company common stock accounts shall be made in cash unless otherwise designated by the participant.
Participant Loans
Loans may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant’s contribution balance and related earnings plus 50% of the vested portion of the Company contribution balance and related earnings. Loans are subject to rules and regulations established by the Profit Sharing Committee (the Committee), as defined by the Plan.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
The Company contributions and related earnings vest to participants depending upon the number of years of vesting service, as defined, completed by such participant as follows:

Years of Service	Percentage Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%
Participants are 100% vested in Company contributions and the allocated portion of related earnings upon their attainment of age 65 or death, and are always 100% vested in participant contributions and the related earnings on such contributions.
Forfeitures
The amounts forfeited by participants who terminate employment prior to becoming fully vested are first used to reduce employer contributions. Any excess amounts may then be used to pay the Plan’s share of allocable fees and other administrative expenses of the Trinity Master Trust.
Administration of the Plan
The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the discretion of the Board, and any Committee member who is an employee of the Company shall not receive compensation for their services.
The expenses incurred by the Trustee in the performance of its duties, including the Trustee’s compensation and the services of the record keeper, shall be paid by the Plan unless paid by the Company. All other expenses are paid by the Company.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Amendment or Termination of the Plan
The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service (IRS) or other governmental agency, may operate retroactively to reduce or divest the then vested interest in the Plan of any participant, former participant or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.
The Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Trinity Master Trust, after receipt of any required approval by the IRS and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.
Valuation of Investments
Investments in the Trinity Master Trust are valued at fair value. Investments in registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. The Trinity Stock Fund invests primarily in Company common stock with a fractional amount invested in interest-bearing cash equivalents. Investment in common stock of the Company is stated at fair value based on quoted market prices. Cash equivalents include investments in money market funds valued at cost which approximates fair value. Participant loans are valued at their outstanding balances, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.
Related-Party Transactions
Certain Plan investments in the registered investment companies and the interest-bearing cash equivalent portion of the Trinity Stock Fund are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 3 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
3. Fair Value Measurement
     Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market to that asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to establish a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair values are listed below:
     Level 1 – This level is defined as quoted prices in active markets for identical assets or liabilities. Level 1 assets held by the Plan are mutual funds.
     Level 2 – This level is defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets held by the Plan include the Trinity Stock Fund.
     Level 3 – This level is defined as unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets held by the Plan are participant loans which are not traded on an open market and are valued based on the terms of the loan agreement.
     Assets measured at fair value as of December 31, 2009 on a recurring basis are summarized below (in millions):

	For the Year Ended December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Trinity Stock Fund (a)(b)	$—	$16.1	$—	$16.1
Mutual Funds: (b)
Large Cap	39.8	—	—	39.8
Short-Term Investments	35.6	—	—	35.6
Lifecycle	21.6	—	—	21.6
Fixed Income	15.8	—	—	15.8
Small and Mid Cap	9.7	—	—	9.7
Hybrid	5.2	—	—	5.2
International	5.1	—	—	5.1
Participant Loans	—	—	8.9	8.9

Total assets	$132.8	$16.1	$8.9	$157.8

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
3. Fair Value Measurement (continued)
(a)	This category consists primarily of common stock of Trinity Industries, Inc.

(b)	There are currently no redemption restrictions on these investments. The fair values of the investments in these categories have been estimated using the net asset value per share.
The table below sets forth a summary of changes in the fair value of participant loans for the year ended December 31, 2009 (in millions):

Balance, beginning of year	$9.2
Repayments, net of loans	(0.3)

Balance, end of year	$8.9

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
4. Trinity Master Trust
Investment income and administrative expenses relating to the Trinity Master Trust are allocated to the Plan based upon average monthly balances invested by the Plan.
The fair value of the commingled investments of all participating plans in the Trinity Master Trust accounts at December 31, 2009 and 2008, and the percentage interests the Plan holds in each of the Trinity Master Trust accounts are summarized as follows:

	2009		2008
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest

Templeton Foreign Fund — Class A	$36,597	0.0%	$79,032	0.0%
MSI Core Plus Fixed Income Portfolio — Advisor Class	89,067	0.0%	194,221	0.0%
Fidelity Magellan Fund	555,572	0.0%	661,465	0.0%
Fidelity Equity Income Fund	178,941	0.0%	205,477	0.0%
Fidelity Growth Company Fund	25,457,986	96.2%	18,512,859	95.1%
Fidelity Asset Manager Fund	8,380	0.0%	31,241	0.0%
Fidelity Asset Manager Growth Fund	45,132	0.0%	60,141	0.0%
Trinity Stock Fund	16,288,819	98.6%	13,095,436	98.2%
Fidelity Asset Manager Income Fund	29,171	0.0%	60,878	0.0%
Fidelity Retirement Money Market Portfolio	37,333,561	95.5%	38,330,964	94.8%
Spartan U.S. Equity Index Fund — Investor Class	15,982,145	95.8%	13,001,750	95.2%
MSI Small Company Growth Portfolio — Class B	885,949	99.3%	506,460	99.2%
Dodge and Cox Stock Fund	4,278,065	97.4%	3,319,263	97.4%
Lord Abbett MidCap Value Fund — Class A	—	0.0%	1,236,122	99.8%
Perkins Mid Cap Value Fund	1,862,022	100.0%	—	0.0%
Alliance NFJ Small Cap Value Fund	2,758,357	100.0%	2,331,726	100.0%
Fidelity Government Income Fund	16,340,660	96.6%	17,232,708	96.6%
Fidelity Balanced Fund	5,757,054	90.4%	5,023,248	91.3%
Fidelity Diversified International Fund	5,266,601	97.1%	4,023,884	97.1%
Fidelity Freedom Income Fund	556,043	99.0%	589,236	99.2%
Fidelity Freedom 2000 Fund	429,247	98.6%	399,845	98.1%
Fidelity Freedom 2010 Fund	2,861,474	99.8%	2,551,125	99.7%
Fidelity Freedom 2020 Fund	6,494,091	99.9%	4,509,727	99.9%
Fidelity Freedom 2030 Fund	5,711,305	99.9%	3,567,498	99.8%
Fidelity Freedom 2040 Fund	4,459,093	99.9%	3,147,820	99.8%
Fidelity Freedom 2050 Fund	1,143,051	100.0%	381,113	100.0%

	$154,808,383		$133,053,239

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
4. Trinity Master Trust (continued)
Net investment income (loss) of the Trinity Master Trust accounts for the year ended December 31, 2009, and the Plan’s share of net investment income (loss) of each Trinity Master Trust account is summarized as follows:

	Net
	Appreciation
	(Depreciation)			Share in Net
	in Fair Value of	Interest and	Net Investment	Investment
	Investments	Dividends	Income (Loss)	Income (Loss)

Templeton Foreign Fund — Class A	32,570	525	33,095	0.0%
MSI Core Plus Fixed Income Portfolio — Advisor Class	14,044	6,593	20,637	0.0%
Fidelity Magellan Fund	242,544	4,048	246,592	0.0%
Fidelity Equity Income Fund	48,791	4,037	52,828	0.0%
Fidelity Growth Company Fund	7,502,604	45,644	7,548,248	95.5%
Fidelity Asset Manager Fund	6,291	568	6,859	0.0%
Fidelity Asset Manager Growth Fund	13,773	734	14,507	0.0%
Trinity Stock Fund	3,556,731	427	3,557,158	99.2%
Fidelity Asset Manager Income Fund	6,899	1,367	8,266	0.0%
Fidelity Retirement Money Market Portfolio	—	240,967	240,967	94.9%
Spartan U.S. Equity Index Fund — Investor Class	3,081,223	316,091	3,397,314	95.4%
MSI Small Company Growth Portfolio — Class B	255,023	11,396	266,419	99.3%
Dodge and Cox Stock Fund	880,829	51,152	931,981	97.0%
Lord Abbett MidCap Value Fund — Class A	(124,924)	—	(124,924)	99.8%
Perkins Mid Cap Value Fund	475,869	9,095	484,964	99.8%
Alliance NFJ Small Cap Value Fund	446,825	56,075	502,900	100.0%
Fidelity Government Income Fund	(876,309)	1,080,642	204,333	96.5%
Fidelity Balanced Fund	1,118,939	138,088	1,257,027	90.3%
Fidelity Diversified International Fund	1,156,644	64,636	1,221,280	96.8%
Fidelity Freedom Income Fund	54,152	17,655	71,807	98.9%
Fidelity Freedom 2000 Fund	44,858	12,773	57,631	98.1%
Fidelity Freedom 2010 Fund	461,610	91,553	553,163	99.7%
Fidelity Freedom 2020 Fund	1,346,263	195,243	1,541,506	99.9%
Fidelity Freedom 2030 Fund	1,289,069	155,960	1,445,029	99.9%
Fidelity Freedom 2040 Fund	1,132,942	121,002	1,253,944	99.9%
Fidelity Freedom 2050 Fund	303,225	27,347	330,572	100.0%
The Trinity Master Trust provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
5. Income Tax Status
The Plan has received a determination letter from the IRS dated February 22, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps to maintain the Plan’s qualified status.
6. Subsequent Events
During the second quarter of 2010, the Plan changed its Trustee to J.P. Morgan Retirement Plan Services. There was no financial impact to the Plan as a result of this change.

Supplemental Schedule

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN: 75-0225040 Plan #: 029
December 31, 2009

	(b)	(c)
	Identity of Issue,	Description of Investment, Including
	Borrower, Lessor, or	Maturity Date, Rate of Interest, Collateral,	(e)
(a)	Similar Party	Par or Maturity Value	Current Value

*	Participant loans	Interest rates from 3.25% to 10.75%	$8,895,041

*	Party-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.
Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005.

/s/ William A. McWhirter II

William A. McWhirter II
Member, Profit Sharing Plan Committee
June 18, 2010

/s/ Andrea F. Cowan

Andrea F. Cowan
Member, Profit Sharing Plan Committee
June 18, 2010

/s/ James E. Perry

James E. Perry
Member, Profit Sharing Plan Committee
June 18, 2010

INDEX TO EXHIBITS

Exhibit	Seq.
Number	Description	Page No.

23	Consent of Independent Registered Public Accounting Firm	21